UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75668 / August 12, 2015

Admin. Proc. File No. 3-16426

In the Matter of

ALTERNATE ENERGY HOLDINGS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Alternate Energy Holdings, Inc., and the Commission has chosen not to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Alternate Energy Holdings, Inc.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of the registered securities of Alternate Energy Holdings, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Accelerated Acquisitions XIV, Inc., Alternate Energy Holdings, Inc., BW Acquisition, Inc. (n/k/a Malibu Enters. Inc.), Medistaff Corp., Vista Technologies, Inc., Vitrotech Corp., and Xertech, Inc.*, Initial Decision Release No. 826 (June 30, 2015), 111 SEC Docket 17, 2015 WL 3956015. The Central Index Key number for Alternate Energy Holdings, Inc., is 1421874.

INITIAL DECISION RELEASE NO. 826
ADMINISTRATIVE PROCEEDING
File No. 3-16426

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ACCELERATED ACQUISITIONS XIV, INC., ALTERNATE ENERGY HOLDINGS, INC., BW ACQUISITION, INC. (N/K/A MALIBU ENTERPRISES, INC.), MEDISTAFF CORP., VISTA TECHNOLOGIES, INC., VITROTECH CORP., AND XERTECH, INC.	INITIAL DECISION AS TO ALTERNATE ENERGY HOLDINGS, INC. June 30, 2015

APPEARANCES: Thomas Bednar and Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

Rick J. Bucci, Chief Financial Officer and Vice President, for Alternate Energy Holdings, Inc.

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registration of the registered securities of Alternate Energy Holdings, Inc.[1] The revocation is based on Alternate Energy's failure to timely file required periodic reports with the Securities and Exchange Commission. Alternate Energy is delinquent in its periodic filings, having failed to file any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012.

[1] The proceeding has ended as to the other Respondents. *Accelerated Acquisitions XIV, Inc.*, Initial Decision Release No. 778, 2015 SEC LEXIS 1447 (Apr. 20, 2015), *finality order*, Exchange Act Release No. 75092, 2015 SEC LEXIS 2196 (June 2, 2015).

I. INTRODUCTION

A. Procedural Background

The Commission initiated this proceeding with an Order Instituting Administrative Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934, on March 9, 2015. Alternate Energy answered the OIP on March 27. Pursuant to my order, the parties held a prehearing conference and submitted to this Office a joint prehearing conference statement that included proposed dates for motions for summary disposition, which I adopted. *See Accelerated Acquisitions XIV, Inc.*, Admin. Proc. Rulings Release No. 2570, 2015 SEC LEXIS 1496 (Apr. 22, 2015).

The Division of Enforcement filed its motion for summary disposition with a declaration and eleven exhibits (Exs. 1-11) in support.[2] Alternate Energy did not file an opposition, which was due June 18, and on June 19, the Division informed this Office that Alternate Energy had conveyed its intent not to file an opposition or continue participating in this proceeding.

This Initial Decision is based on the Division's motion, as well as the Commission's public official records concerning Alternate Energy, of which official notice is taken pursuant to Rule of Practice 323. 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact. *See* 17 C.F.R. § 201.250. Although Alternate Energy did not file an opposition to the Division's motion, and accordingly could have been held in default, this proceeding has been resolved by summary disposition, because summary disposition prejudices Alternate Energy less. All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

B. Allegations and Arguments of the Parties

The OIP alleges that Alternate Energy's securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has not filed any periodic reports since filing a Form 10-Q for the period ended September 30, 2012. OIP at 2; *see* Ex. 4. The Division requests that the registration of Alternate Energy's securities be revoked, citing its ongoing

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[2] Ex. 1 is an excerpt of the Form 10 for Alternate Energy filed with the Commission on October 10, 2008; Ex. 2 is a printout from the Nevada Secretary of State's website showing Alternate Energy's corporate status as of May 21, 2015; Ex. 3 is the delinquency letter from the Commission's Division of Corporation Finance to Alternate Energy, dated September 16, 2014, with a copy of the return receipt showing that the letter was received on September 23, 2014; Ex. 4 is a printout from the Commission's EDGAR database showing all of Alternate Energy's filings with the Commission; Ex. 5 is a printout from www.otcquote.com showing the trading status of Alternate Energy's stock as of May 21, 2015; Ex. 6 is the Order Granting Plaintiff Securities and Exchange Commission's Motion for Final Judgment as to Defendants Alternate Energy Holdings, Inc. and Donald Gillespie, filed December 3, 2014, in *SEC v. Alternate Energy Holdings, Inc.*, No. 10-cv-621 (D. Idaho) (*Alternate Energy*); Ex. 7 is the Memorandum Decision and Order, filed May 13, 2014, in *Alternate Energy*; Ex. 8 is the Amended Complaint, filed July 29, 2011, in *Alternate Energy*; Ex. 9 is Nevada Revised Statute Section 78.330. Official notice is taken of exhibits 6-8 and of the filings and docket in *Alternate Energy*. *See* 17 C.F.R. § 201.323.

delinquency and inadequate efforts to remedy its past violations and ensure future compliance. Motion at 1, 6-12.

II. FINDINGS OF FACT

Alternate Energy, Central Index Key No. 1421874, is a defaulted Nevada corporation located in Eagle, Idaho, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Exs. 1-2. Alternate Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2012, which reported a net loss of $27,151,034 from the company's August 29, 2005, inception through September 30, 2012. Form 10-Q filed Nov. 14, 2012, at 3; Ex. 4. On September 16, 2014, the Commission's Division of Corporation Finance sent Alternate Energy a delinquency letter, which was received on September 23, 2014. Ex. 3. As of May 21, 2015, the common stock of Alternate Energy was traded on the over-the-counter markets. Ex. 5.

On December 3, 2014, the District Court of Idaho ordered summary judgment against Alternate Energy in favor of the Commission for violations of Sections 5(a), 5(c), and 17(a) of the Securities Act of 1933; and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. Ex. 6 at 8-9. The court granted a permanent injunction against future violations of those statutes and rule by Alternate Energy. *Id.* at 9-11. In addition, the court ordered (1) Alternate Energy, jointly and severally with its co-defendant, to disgorge $14,567,030 plus prejudgment interest of $245,036, and (2) Alternate Energy to pay a civil penalty of $300,000.[3] *Id.* at 11-12.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file periodic reports with the Commission. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). There is no genuine issue of material fact that Alternate Energy failed to timely file required periodic reports for any period after the quarter ended September 30, 2012. Accordingly, Alternate Energy violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTIONS

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or

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[3] The court granted the Commission's motion for final judgment on May 21, 2015. *Alternate Energy*, ECF No. 323.

rules thereunder. 15 U.S.C. § 78*l*(j). In proceedings pursuant to Exchange Act Section 12(j) against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19 (May 31, 2006). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Id.* at *19-20.

Alternate Energy's violations are serious in that failure to file required periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Alternate Energy's violations are also recurrent in that it failed to file eight consecutive periodic reports for approximately two years.[4] *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent).

With respect to culpability, the record shows that Alternate Energy knew of its reporting obligations but failed to comply with them. The Division of Corporation Finance sent it a delinquency letter in September 2014, which was received, putting the company on notice by that time, at the latest. Ex. 3. In addition, Alternate Energy filed Forms 12b-25 for the periods ended December 31, 2012, March 31, 2013, June 30, 2013, and September 30, 2013, informing investors of its inability to timely file its Form 10-K and Forms 10-Q for those periods. Ex. 4. Alternate Energy understood its Exchange Act reporting obligations, yet failed to file periodic reports.

Alternate Energy stated in its Answer that it intended to hire auditors to assist it in complying with its reporting obligations if and when funds are unfrozen by the court in *Alternate Energy*. Alternate Energy Answer. To this point, however, no action has been taken by the

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[4] Up to the issuance of the OIP, Alternate Energy was delinquent in eight filings (Forms 10-K for 2012 and 2013 and six Forms 10-Q), but as Ex. 4 shows, in the period between the issuance of the OIP and this Initial Decision, Alternate Energy failed to file a Form 10-K for the period ending December 31, 2014, which was due on March 31, 2015, and a Form 10-Q for the period ended March 31, 2015, which was due on May 15, 2015. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313, at *23 n.31 (July 6, 2011) (noting that filing failures subsequent to the OIP may be considered in assessing appropriate sanctions (citing *Nature's Sunshine Prods., Inc.*, 2009 SEC LEXIS 81, at *22 n.27)).

company to make its filings, making its mere intentions insufficient. Furthermore, the outstanding judgment against Alternate Energy makes it unlikely that it could come up with the funds necessary to hire an auditor and begin making its required periodic filings in a timely manner.

Revocation of the registration of Alternate Energy's registered securities will serve the public interest and the protection of investors, pursuant to Exchange Act Section 12(j).

V. ORDER

It is hereby ORDERED that the Division of Enforcement's Motion for Summary Disposition is GRANTED.

It is FURTHER ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the registration of the registered securities of Alternate Energy Holdings, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of 17 C.F.R. § 201.360. Pursuant to 17 C.F.R. § 201.360, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to a party.

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Cameron Elliot
Administrative Law Judge